Exhibit 12.1
PNM RESOURCES, INC. AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges
(In thousands, except ratio)

	Year Ended December 31,
	2008	2007	2006	2005	2004
Fixed charges, as defined by the Securities and Exchange
Commission:

Interest on long-term debt	$97,691	$81,638	$84,773	$66,042	$34,488
Amortization of debt premium, discount and expenses	6,386	6,566	4,729	3,962	3,036
Other interest	28,967	32,242	44,918	13,734	1,976
Estimated interest factor of lease rental charges	17,632	19,308	19,235	19,934	18,843
Interest capitalized	8,301	10,419	6,128	3,626	2,445
Preferred dividend requirements of subsidiaries	685	556	798	4,063	881
Total Fixed Charges	$159,662	$150,729	$160,581	$111,361	$61,669

Earnings, as defined by the Securities and Exchange
Commission:

Earnings from continuing operations before income taxes	$(395,560)	$63,112	$164,018	$76,502	$107,060
(Earnings) Loss of equity investee	29,687	(7,581)	-	-	-
Earnings from continuing operations before income taxes and investee earnings	(365,873)	55,531	164,018	76,502	107,060
Fixed charges as above	159,662	150,729	160,581	111,361	61,669
Interest capitalized	(8,301)	(10,419)	(6,128)	(3,626)	(2,445)
Preferred dividend requirements of subsidiaries	(685)	(556)	(798)	(4,063)	(881)

Earnings Available for Fixed Charges	$(215,197)	$195,285	$317,673	$180,174	$165,403

Ratio of Earnings to Fixed Charges	N/M *	1.30	1.98	1.62	2.68

* The ratio of earnings to fixed charges for the year ended December 31, 2008 is not meaningful since earnings available for fixed charges is negative. The shortfall in the earnings available for fixed charges to achieve a ratio of earnings to fixed charges of 1.00 amounted to $374.9 million for the year ended December 31, 2008.